

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 7, 2019

Meclomen Maramot
Chief Executive Officer
Brooge Holdings Limited
c/o Twelve Seas Investment Company
135 East 57th Street, 18th Floor
New York, NY 10022

> **Re:** **Brooge Holdings Limited**
> **Form F-4**
> **Exhibit Nos. 10.20, 10.22, 10.23, 10.27, 10.29, 10.33. 10.36, 10.39. 10.41, 10.43. 10.44.**
> **10.45, 10.50, 10.55, 10.58, 10.61, 10.69, 10.72**
> **Filed September 27, 2019**
> **File No. 333-233964**

Dear Ms. Maramot:

We have concluded our assessment of your redacted exhibit[s] for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance